February 23, 2011

Stacey Hong
President
Forum Funds
Three Canal Plaza, Suite 600
Portland, Maine 04101

RE: Contractual Expense Limitation and Expense Reimbursement

Dear Mr. Hong:

Spears Abacus Advisors LLC agrees to limit its investment advisory fee and reimburse expenses (including acquired fund fees and expenses) as necessary to ensure that the net annual operating expenses, (excluding taxes, interest, portfolio transaction expenses and extraordinary expenses) for the The BeeHive Fund do not exceed 0.99% per annum through the period from May 1, 2011 through April 30, 2012.

This agreement may be terminated or amended only with the approval of the Board of Trustees of Forum Funds, and it automatically terminated if Spears Abacus is no longer a service provider to The BeeHive Fund. Unless otherwise terminated or amended, this agreement will terminate on April 30, 2012.

Sincerely,

Spears Abacus Advisors LLC

By:  /s/ Robert M. Raich
Robert M. Raich
President

147 east 48th street, new York, ny 10017, spearsabacus.com
T 212-230-9855  F 212-230-9861